P.E. 1/1/02


02012289


JAN 30 2002
1086

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

1-14240

For the month of January 2002.

Scania AB

SE-151 87 Södertälje
Sweden

Indicate by check mark whether the registrant files or will file annually under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-..................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: January 28, 2002

By: ....

Name: Peter Härnwall
Title: Senior Vice President
Corporate Control

28 January, 2002

SCANIA YEAR-END REPORT – JANUARY - DECEMBER 2001


SCANIA

"After the unsatisfactory 2001, our measures to adjust production to lower global demand, structural changes related to cab production and buses as well as stricter prices will gradually show their effect during this year," says Leif Östling, President and CEO.

2001 IN BRIEF

	Full year			Change	Fourth quarter		
Units	*USD m.**	**2001**	2000	in %	*USD m.**	**2001**	2000
Trucks and buses							
– Order bookings		**48,719**	55,565	-12		**12,835**	14,845
– Sales		**48,331**	56,492	-14		**13,166**	17,076
Sales and earnings[1] SEK m. unless otherwise stated							
Sales	*4,974*	**53,065**	51,398	3	*1,422*	**15,165**	15,195
Operating income	*231*	**2,467**	5,084	-51	*43*	**463**	2,027
Income after financial items	*144*	**1,541**	4,454	-65	*2*	**17**	1,866
Net income	*98*	**1,048**	3,080	-66	*1*	**11**	1,289
Operating margin, Scania Group, percent		**4.6**	9.9			**3.1**	13.3
Operating margin, Scania products[2], percent		**5.0**	10.7			**3.2**	13.9
Return on equity, percent		**6.5**	21.6				
Return on capital employed, excluding customer finance operations, percent		**8.4**	19.7				
Earnings per share, SEK	*0.49*	**5.24**	15.40		*0.00*	**0.05**	6.45
Cash flow before acquisitions	*281*	**2,995**	3,014		*58*	**619**	113
Number of employees, 31 Dec.		**28,342**	27,366				

Number of shares: 200 million

Proposed dividend for 2001: SEK 3.50 per share (7.00).

Unless otherwise stated, all comparisons in brackets refer to the same period of last year.
This report is also available at www.scania.com

* Translated solely for the convenience of the reader at a closing exchange rate of SEK 10.6675 = USD 1.00.

[1] Beginning with 2001, the Scania Group is applying recommendation RR 11 of the Swedish Financial Accounting Standards Council on revenue recognition. See page 6.

[2] Trucks, buses, engines and service-related products.

SCANIA IN 2001 – COMMENTS BY THE PRESIDENT AND CEO

"In 2001 the Group showed an operating income of SEK 2,356 m. for Scania products. Weak economic trends in Scania's largest markets resulted in lower transport service needs, which caused truck sales to fall during the year. Sales of service-related products rose and growth continued in our customer finance operations, with a further improvement in earnings. To summarise, it has been a troublesome year, with diminished volume and lower operating income, mainly in Latin America," Leif Östling notes.

"The total market in western Europe began to fall after three years of growth. Measured as the number of registrations, the market shrank by 4 percent to about 235,000 heavy trucks. In terms of order bookings, demand shrank considerably more. Due to the increased flexibility of Scania's production system in recent years, we were able to deliver a record volume in 2000, while maintaining short delivery times. As a result, in 2000 we enjoyed a market share of 15.6 percent. In 2001 our market share fell to 13.5 percent, since a number of competitors registered many trucks ordered from them in 2000 only during 2001 and we abstained from a number of transactions – mainly related to trucks with lower specifications for large fleets – where the price levels had become too low.

"Due to weak economic growth in western Europe, demand for heavy trucks may fall to between 180,000 and 190,000 this year. Scania is continuously adjusting its production capacity to order bookings. About 1,200 employees, most of them on short-term contracts, have left Scania's European production system since the end of 2000. This year, about 500 additional short-term contracts will not be renewed, among other things since cab production is being concentrated at Oskarshamn, Sweden.

"In Latin America and especially in Argentina, the year was characterised by major economic problems. We have taken steps to improve profitability. In Brazil we are raising prices to compensate for the unfavourable currency rate developments that have occurred. Meanwhile we are implementing cost reductions, mainly in the form of a cutback of about 250 persons and an increase in the share of purchases from national suppliers. In Argentina, we are adjusting our operations to changed and highly uncertain conditions, among other things through cutbacks in the number of employees. Despite the prevailing uncertainty, it is our ambition to return to profitability in Latin America as early as possible.

"We are restructuring our European bus and coach operations in order to improve profitability. All development work, purchasing, marketing and bus chassis production is being moved to Södertälje in order to benefit from co-ordination with trucks. In nearby Katrineholm, Scania is concentrating its development and production of bus bodies in a separate company.

"We continued to strengthen our service and distribution network. In January 2001 we bought the remaining 50 percent of the outstanding shares in Beers, our distributor in the Netherlands, as well as two Brazilian sales and service companies.

"After the disappointing 2001, our measures to adjust production to lower global demand, structural changes related to cab production and buses, as well as stricter prices will gradually show their effect during this year," Mr Östling concludes.



SCANIA INTERIM REPORT - JANUARY - DECEMBER 2001

THE MARKET

Economic activity slowed in western Europe, and as a result, so did growth in demand for transport services. Measured as registrations, the total market for heavy trucks shrank by 4 percent to about 235,000 (244,000) units. The decline in order bookings was considerably larger, since more than 6 months often pass between the date when a customer orders a heavy truck and when it is registered. Prices were depressed, especially in the case of more standardised trucks that are mainly bought by large fleets.

Scania's order bookings gradually slowed during 2001.

In central and eastern Europe, economic growth continued, which led to an increase in Scania's order bookings in these markets.

Scania's market share was 13.5 (15.6) percent in western Europe. During the record year 2000, Scania managed to maintain its short delivery times and not increase its order backlog. These Scania trucks were registered late in 2000. A number of competitors had longer delivery times and registered their trucks during 2001. Meanwhile Scania abstained from a number of transactions with excessively low prices.

Uncertainty increased in the Latin American economies. Volume declined, mainly in Argentina, where the demand for trucks came to a halt during the final months of the year. Scania's market share in Brazil was 29.2 (29.7) percent.

The demand for buses and coaches is not as closely tied to the rate of economic growth. Bus deliveries increased mainly to markets in Asia and Africa. In Latin American operations, bus volume was at about the same level as in 2000.

Sales of industrial and marine engines rose sharply, mainly in Brazil as a consequence of electricity rationing during the second half. Scania sold a total of 4,672 (3,303) engines.

Number of Scania truck registrations, January-December

	2001	2000	Change in %
Brazil	**5,266**	5,153	2.2
Great Britain	**5,137**	6,743	-23.8
France	**4,281**	4,963	-13.7
Germany	**4,246**	5,793	-26.7
Italy	**3,304**	3,356	-1.5
Spain	**3,176**	3,646	-12.9
The Netherlands	**2,410**	3,150	-23.5
Sweden	**2,040**	2,358	-13.5
Belgium	**1,461**	1,556	-6.1
Denmark	**1,094**	1,096	-0.2
Western Europe	**31,787**	37,906	-16.1

Scania's market shares, January-December, percent

	2001	2000
Brazil	**29.2**	29.7
Great Britain	**15.5**	20.7
France	**9.3**	10.5
Germany	**8.3**	10.1
Italy	**13.5**	13.1
Spain	**12.1**	14.4
The Netherlands	**17.6**	22.4
Sweden	**47.9**	50.4
Belgium	**17.4**	18.6
Denmark	**28.4**	28.1
Western Europe	**13.5**	15.6

SALES

Scania Group **unit sales** during the year included 43,659 (52,318) trucks, which was a decline of 17 percent. Bus and coach sales totalled 4,672 (4,174) units, an increase of 12 percent. During the fourth quarter, deliveries fell by 23 percent to 13,166 vehicles.


SALES (SEK m.)
16 000
14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
Q 1
Q 2
Q 3
Q 4
1999
2000
2001

Sales in monetary terms rose by 3 percent to SEK 53,065 m. (51,398), of which SEK 15,165 m. (15,195) during the fourth quarter. During the year, Group sales were positively influenced by net currency rate effects of about SEK 2,840 m., including hedging. The effect of acquisitions totalled SEK 1,327 m. Sales of Scania products rose by 6 percent during the year. Excluding acquisitions, the increase amounted to 3 percent.

Sales of **service-related products** rose by 27 percent to SEK 10,279 m. (8,113). Excluding the effects of acquisitions, the increase totalled about 14 percent.


OPERATING INCOME (SEK m.)
2 500
2 000
1 500
1 000
500
0
Q 1
Q 2
Q 3
Q 4
1999
2000
2001

EARNINGS

The Scania Group's **operating income** amounted to SEK 2,467 m. (5,084), equivalent to a margin of 4.6 (9.9) percent. The operating margin for Scania products amounted to 5.0 (10.7) percent. **During the fourth quarter**, the Scania Group's operating income was SEK 463 m. (2,027), equivalent to a margin of 3.1 (13.3) percent. For Scania products, the operating margin was 3.2 (13.9) percent during the fourth quarter.

Operating income for European operations[3] fell by 36 percent to SEK 2,979 m. (4,621) during the year, due to

- Lower vehicle volume and accompanying lower capacity utilisation
- Increased product costs, including development expenses, as well as the introduction of new products and systems
- Expenses of SEK 160 m. to reduce the number of employees, of which SEK 35 m. during the fourth quarter.

Compared to the preceding year, earnings were favourably influenced by:

- Continued larger sales of service-related products
- Positive net currency rate effects of about SEK 700 m.
- Higher average revenue per truck, due to a larger share of trucks with higher specifications.

In European operations, **fourth quarter operating income** was adversely affected mainly by the lower number of vehicles sold and by higher development expenses. This was partly offset by increased sales of service-related products, an improved currency rate situation and higher revenue per vehicle.

Operating income in Latin American operations during 2001 as a whole amounted to SEK -901 m. (9). Operating income gradually worsened during the year, and during the fourth quarter it amounted to SEK -425 m. (157). In Brazil, increased local prices could not offset increased costs. Earnings were also affected by substantially lower volume in Argentina. To counteract this, Scania is carrying out major price increases in Brazil as well as personnel cutbacks of about 350 employees in Latin American operations. Due to the personnel cutbacks, SEK 125 m. is being charged to fourth quarter earnings.

Earnings in European **customer finance operations** rose to SEK 278 m. (179) due to somewhat higher volume, including SEK 17 m. contributed by the integration of the customer finance operation of Beers. **The customer finance portfolio** grew by 35 percent during the year to SEK 25,091 m. (18,522), of which SEK 3,016 m. was attributable to the acquisition of Beers.

Operating income in **car operations**[4] fell to SEK 111 m. (275), mainly due to lower volume. **Svenska Volkswagen's** market share amounted to 18.7 (22.3) percent for cars and 22.8 (37.6) percent for light transport vehicles.

Net financial items totalled SEK -926 m. (-630). The detoriation in net financial items was essentially attributable to increased interest rates in Latin America. During the fourth quarter, net financial items deteriorated due to continued higher interest rates in Argentina as well as an adverse currency rate effect when the Brazilian currency strengthened.

The Scania Group's **tax expenses** were equivalent to 32.2 (30.8) percent of income after financial items. The increase was explained by changes in the geographic distribution of earnings.

CASH FLOW

Scania's **cash flow**, excluding customer finance operations and acquisitions, amounted to SEK 2,995 m. (3,014) and SEK 619 m. (113) during the fourth quarter.

Cash from operating activities amounted to SEK 2,978 m.

Tied-up working capital fell by SEK 1,895 m. The adjustment to lower volume freed up working capital, in local currencies, related to both receivables and inventories.

Net investments excluding acquisitions of companies totalled SEK 1,878 m. (1,521). Including acquisitions, investments amounted to SEK 2,807 m. (1,978).

MISCELLANEOUS

The Group's **gross investments** totalled SEK 1,961 m. (1,815).

Number of employees

In the European production system, the number of employees declined as planned. In the European marketing organisation, the number of employees rose, mainly in the service sector and in developing markets. In Latin American operations, about 350 persons will leave the company during the first half of 2002 due to measures that have now been approved.

The total number of employees at year-end was 28,342 (27,366). The increase due to acquisitions was 1,566 persons.

Svenska Volkswagen

Scania and Volkswagen AG in Germany have reached agreement that Volkswagen will acquire Scania's fifty percent holding in Svenska Volkswagen AB. The purchase price is SEK 870 m. and will give Scania an estimated capital gain of SEK 250 m., which will be included in earnings during the first quarter of 2002.

Changes in accounting principles

Beginning with 2001, Scania is applying the new recommendation RR 11 of the Swedish Financial Accounting Standards Council concerning revenue recognition. This means that revenues on "operating leases" as well as on other sales with repurchase obligations are reported successively over the life of the lease instead of being reported at the time of delivery, as previously. As a consequence of this, the equivalent assets remain in Scania's balance sheet exclusive of customer financing. Payments received are reported there as prepaid income.

In the income statement, Scania is reporting indirect expenses related to service workshops and parts management as well as warranty expenses in marketing companies under "Cost of goods sold" instead of under "Selling expenses" as previously.

The comparative periods have been adjusted to reflect the above-mentioned changes.

Scania is applying the same accounting principles as in 2000, except for the above-mentioned changes. This report follows recommendation RR 20 of the Swedish Financial Accounting Standards Council concerning interim reporting.

Beginning with the first quarter of 2002, Scania will be applying recommendation RR 15 of the Swedish Financial Accounting Standards Council, related to intangible assets. This means that a certain portion of Scania's Group-wide R&D expenditures will be recognised as assets and amortised over its useful life.

Annual General Meeting

The Annual General Meeting of Shareholders will be held at 3 p.m. on Tuesday, 7 May 2002 at Konferenshuset, Södertälje, Sweden. The proposed dividend for the year 2001 is SEK 3.50 (7.00) per share, with 13 May 2002 as the record date.

Södertälje, 28 January 2002

LEIF ÖSTLING
President and CEO

This Year-end Report has not been subjected to special review by the company's auditors.

Financial information from Scania

Scania's next quarterly report, the first quarter report, will be published on 22 April, 2002.

Publication of the Annual Report for 2001 is expected during the second week of April 2002. The Annual Report will be available to the public at Scania's Head Office in Södertälje.

This report contains forward-looking statements that reflect management's current views with respect to certain future events and potential financial performance. Such forward-looking statements involve risks and uncertainties that could significantly alter potential results. These statements are based on certain assumptions, including assumptions related to general economic and financial conditions in the company's markets and the level of demand for the company's products.

This report does not imply that the company has undertaken to revise these forward-looking statements, beyond what is required under the company's registration contract with Stockholmsbörsen (formerly the OM Stockholm Stock Exchange) if and when circumstances arise that will lead to changes compared to the date when these statements were provided.

For further information, please contact:

Magnus Hahn, Business Communications — tel. +46-8 5538 3510, mobile tel. +46-70 551 7903

Joanna Daugaard, Investor Relations — tel. +46-8 5538 3716, mobile tel. +46-70 518 3716

Earnings by area of operations

Amounts in SEK m. unless otherwise stated	*USD m.**	2001	2000	Change in %
Number of trucks and buses delivered				
European operations		**40,626**	47,867	-15
Latin American operations		**7,705**	8,625	-11
Total Scania vehicles delivered		**48,331**	56,492	-14
Sales				
European operations	*3,984*	**42,496**	40,097	6
Latin American operations	*544*	**5,806**	6,104	-5
Less intra-Group sales	*-102*	**-1,089**	-1,461	-25
Total Scania products	*4,426*	**47,213**	44,740	6
Car operations[5]	*548*	**5,852**	6,658	-12
Scania Group total	*4,974*	**53,065**	51,398	3
Operating income				
European operations	*279*	**2,979**	4,621	-36
Latin American operations	*-84*	**-901**	9	-10,111
Customer finance operations	*26*	**278**	179	55
Total Scania products	*221*	**2,356**	4,809	-51
Car operations[6]	*10*	**111**	275	-60
Scania Group total	*231*	**2,467**	5,084	-51
Operating margin in percent				
European operations		**7.0**	11.5	
Latin American operations		**-15.5**	0.1	
Total Scania products		**5.0**	10.7	
Car operations		**1.9**	4.1	
Scania Group total		**4.6**	9.9	

[5] Sales include the wholly owned portion of the Swedish dealership network for Svenska Volkswagen products, Din Bil, plus a car dealership network in Finland and Switzerland. Sales of Svenska Volkswagen products totalled SEK 4,755 m. (5,539).

[6] Aside from wholly-owned businesses, this included operating income from the half-owned importing business Svenska Volkswagen Group.

* Translated solely for the convenience of the reader at a closing exchange rate of SEK 10.6675 = USD 1.00.

Sales by product category

Amounts in SEK m. unless otherwise stated	*USD m.**	**2001**	2000	Change in %
Trucks	*2,731*	**29,139**	31,101	-6
Buses	*441*	**4,701**	3,704	27
Engines	*57*	**608**	437	39
Service-related products	*964*	**10,279**	8,113	27
Used vehicles etc.	*410*	**4,370**	3,810	15
Revenue deferral	*-177*	**-1,884**	-2,425	
Total Scania products	*4,426*	**47,213**	44,740	6
Car operations	*548*	**5,852**	6,658	-12
Total	*4,974*	**53,065**	51,398	3

[7] Refers to the difference between sales recognised as revenues and sales value based on deliveries.

* Translated solely for the convenience of the reader at a closing exchange rate of SEK 10.6675 = USD 1.00.

Income statement

Amounts in SEK m. unless otherwise stated	USD m.*	Full year 2001	Full year 2000	Change in %	Q4 2001	Q4 2000
Sales[9]	*4,974*	**53,065**	51,398	3	15,165	15,195
Cost of goods sold[10]	*-3,993*	**-42,601**	-40,061	6	-12,400	-11,620
Gross income[9]	*981*	**10,464**	11,337	-8	2,765	3,575
Research and development expenses	*-183*	**-1,955**	-1,621	21	-548	-467
Selling expenses[9,10]	*-524*	**-5,594**	-4,312	30	-1,655	-1,045
Administrative expenses[11]	*-74*	**-785**	-856	-8	-171	-227
Income from Customer finance operations[9]	*26*	**278**	179	55	55	53
Share of income of Associated companies[9]	*5*	**59**	357	-83	17	138
Operating income[8, 9]	*231*	**2,467**	5,084	-51	463	2,027
Financial income and expenses	*-87*	**-926**	-630	47	-446	-161
Income after financial items	*144*	**1,541**	4,454	-65	17	1,866
Taxes	*-46*	**-496**	-1,371	-64	-9	-576
Minority interests		**3**	-3	-200	3	-1
Net income	*98*	**1,048**	3,080	-66	11	1,289
Number of shares: 200 million						
Operating margin, percent		**4.6**	**9.9**		3.1	13.3
Return on equity, percent		**6.5**	**21.6**			
Return on capital employed, excluding customer finance operations, percent		**8.4**	**19.7**			
Return on capital employed, percent		**5.6**	**13.2**			
Earnings per share, SEK	*0.49*	**5.24**	**15.40**		0.05	6.45
[8] Includes depreciation of	*202*	**-2,157**	**-2,043**		-562	-495

[9] **Acquired and divested companies** increased "Sales" by SEK 1,327 m., "Gross income" by SEK 368 m., "Selling expenses" by SEK 319 m. and "Income from customer finance operations" by SEK 17 m. "Share of income in associated companies" decreased by SEK 182 m. "Operating income" was negatively impacted by SEK 115 m.

[10] **Selling expenses:** Defined as selling expenses, including goodwill, in commercial companies and costs of central commercial-related resources. Beginning in the first quarter of 2001, Scania is reporting indirect expenses related to service workshops and parts management as well as warranty expenses in marketing under "Cost of goods sold" instead of among "Selling expenses" as previously.

[11] **Administrative expenses:** Defined as Group-wide costs for management and for the staff units in European and Latin American operations.

* Translated solely for the convenience of the reader at a closing exchange rate of SEK 10.6675 = USD 1.00.

rnings by quarter

unts in SEK m. ss otherwise stated	2001						2000				
	USD m.*	**Full year**	**Q4**	Q3	Q2	Q1	Full year	Q4	Q3	Q2	Q1
s											
pean operations	*3,984*	**42,496**	**12,304**	9,182	10,909	10,101	40,097	12,043	8,142	10,372	9,540
American operations	*544*	**5,806**	**1,589**	1,387	1,570	1,260	6,104	1,944	1,619	1,421	1,120
intra-Group sales	*-102*	**-1,089**	**-259**	-275	-276	-279	-1,461	-303	-436	-417	-305
l Scania products	*4,426*	**47,213**	**13,634**	10,294	12,203	11,082	44,740	13,684	9,325	11,376	10,355
operations	*548*	**5,852**	**1,531**	1,413	1,585	1,323	6,658	1,511	1,581	1,871	1,695
nia Group total	*4,974*	**53,065**	**15,165**	11,707	13,788	12,405	51,398	15,195	10,906	13,247	12,050
rating income											
pean operations	*279*	**2,979**	**802**	514	669	994	4,621	1,694	791	1,003	1,133
American operations	*-84*	**-901**	**-425**	-211	-144	-121	9	157	35	-61	-122
tomer finance operations	*26*	**278**	**55**	81	72	70	179	53	46	42	38
l Scania products	*221*	**2,356**	**432**	384	597	943	4,809	1,904	872	984	1,049
operations	*10*	**111**	**31**	18	53	9	275	123	29	67	56
nia Group total	*231*	**2,467**	**463**	402	650	952	5,084	2,027	901	1,051	1,105
me after financial items	*144*	**1,541**	**17**	298	407	819	4,454	1,866	742	891	955
income	*98*	**1,048**	**11**	199	265	573	3,080	1,289	514	616	661
nings per share, SEK	*0.49*	**5,24**	**0.05**	0,99	1.33	2.87	15.40	6.45	2.57	3.08	3.31
erating margin, percent											
opean operations		**7.0**	**6.5**	5.6	6.1	9.8	11.5	14.1	9.7	9.7	11.9
n American operations		**-15.5**	**-26.7**	-15.2	-9.2	-9.6	0.1	8.1	2.2	-4.3	-10.9
al Scania products		**5.0**	**3.2**	3.7	4.9	8.5	10.7	13.9	9.4	8.6	10.1
operations		**1.9**	**2.0**	1.3	3.3	0.7	4.1	8.1	1.8	3.6	3.3
nia Group total		**4.6**	**3.1**	3.4	4.7	7.7	9.9	13.3	8.3	7.9	9.2

ranslated solely for the convenience of the reader at a closing exchange rate of SEK 10.6675 = USD 1.00.

ts by quarter

	2001					2000				
	Full year	**Q4**	Q3	Q2	Q1	Full year	Q4	Q3	Q2	Q1
er bookings, trucks										
tern Europe	**30,158**	**8,046**	6,105	8,125	7,882	36,959	9,448	7,559	9,730	10,222
ral and eastern Europe	**2,825**	**713**	731	770	611	2,413	593	622	736	462
America	**6,222**	**1,420**	1,400	1,657	1,745	6,731	2,152	1,413	1,703	1,463
	3,324	**975**	478	960	911	3,625	787	1,202	941	695
r markets	**1,388**	**367**	225	391	405	1,328	489	226	253	360
l	**43,917**	**11,521**	8,939	11,903	11,554	51,056	13,469	11,022	13,363	13,202
ks delivered										
tern Europe	**30,416**	**7,872**	6,353	8,205	7,986	38,476	10,882	7,972	9,997	9,625
tral and eastern Europe	**2,579**	**964**	526	652	437	2,287	878	525	535	349
America	**6,181**	**1,507**	1,354	1,811	1,509	6,777	2,163	1,592	1,709	1,313
	2,994	**972**	607	771	644	3,438	1,506	516	949	467
er markets	**1,489**	**452**	326	394	317	1,340	378	295	367	300
l	**43,659**	**11,767**	9,166	11,833	10,893	52,318	15,807	10,900	13,557	12,054
er bookings, buses										
pe	**1,613**	**501**	320	394	398	1,904	709	403	381	411
America	**1,522**	**143**	356	637	386	1,825	481	393	573	378
er markets	**1,667**	**670**	372	386	239	780	186	143	228	223
l	**4,802**	**1,314**	1,048	1,417	1,023	4,509	1,376	939	1,182	1,012
es delivered										
pe	**1,828**	**563**	356	535	374	1,702	513	292	451	446
America	**1,595**	**378**	508	424	285	1,843	598	456	421	368
er markets	**1,249**	**458**	314	302	175	629	158	121	212	138
l	**4,672**	**1,399**	1,178	1,261	834	4,174	1,269	869	1,084	952

veries of industrial and marine engines totalled 4,672 (3,303) units during 2001.

Balance sheet

With customer finance operations reported according to the equity accounting method

Amounts in SEK m. unless otherwise stated	2001					2000
	*USD m.**	**31 Dec**	30 Sep	30 Jun	31 Mar	31 Dec
ASSETS						
Intangible fixed assets	*128*	**1,364**	1,267	1,083	1,199	545
Tangible fixed assets	*2,409*	**25,695**	26,265	25,803	25,043	21,949
Shares and participations	*308*	**3,287**	3,030	2,795	2,716	3,631
Inventories	*739*	**7,880**	8,660	8,844	9,225	7,429
Other receivables	*1,033*	**11,016**	11,865	12,298	11,612	12,147
Interest-bearing receivables	*166*	**1,773**	1,671	1,736	1,721	1,482
Liquid investments	*368*	**3,931**	2,828	3,222	2,882	3,468
Total assets[12]	*5,151*	**54,946**	55,586	55,781	54,398	50,651
SHAREHOLDERS' EQUITY AND LIABILITIES						
Shareholders' equity	*1,499*	**15,995**	16,116	15,792	16,450	15,698
Provisions for pensions	*196*	**2,087**	2,010	1,937	1,921	1,925
Other provisions	*344*	**3,670**	3,329	3,364	3,182	3,421
Other liabilities	*2,013*	**21,473**	23,128	22,152	21,725	18,358
Borrowings	*1,099*	**11,721**	11,003	12,536	11,120	11,249
Total shareholders' equity and liabilities	*5,151*	**54,946**	55,586	55,781	54,398	50,651
Net indebtedness, excluding provisions for pensions	*730*	**7,790**	8,175	9,314	8,238	7,781
Debt/equity ratio		**0,49**	0,51	0.59	0.50	0.50
Equity per share, SEK	*7.50*	**80.00**	80.60	78.95	82.25	78.50

[12] The increase in the balance sheet total was a consequence of acquisitions as well as of the weakening of the Swedish krona. The balance sheet was also affected by changes in accounting principles. See page 6.

* Translated solely for the convenience of the reader at a closing exchange rate of SEK 10.6675 = USD 1.00.

Balance sheet

Customer finance operations

Amounts in SEK m. unless otherwise stated	2001					2000
	*USD m.**	**31 Dec**	30 Sep	30 Jun	31 Mar	31 Dec
ASSETS						
Lease assets	*927*	**9,894**	10,146	9,865	9,644	7,208
Financial receivables	*1,425*	**15,197**	14,798	13,894	13,117	11,314
Other assets	*93*	**987**	670	739	516	691
Cash and bank balances	*16*	**176**	272	128	426	113
Total assets	*2,461*	**26,254**	25,886	24,626	23,703	19,326
SHAREHOLDERS' EQUITY AND LIABILITIES						
Shareholders' equity	*234*	**2,492**	2,260	2,064	1,967	1,594
Borrowings	*2,033*	**21,691**	21,596	20,487	20,078	16,108
Other liabilities and provisions	*194*	**2,071**	2,030	2,075	1,658	1,624
Total shareholders' equity and liabilities	*2,461*	**26,254**	25,886	24,626	23,703	19,326

Balance sheet

Including customer finance operations

Amounts in SEK m. unless otherwise stated	2001					2000
	*USD m.**	**31 Dec**	30 Sep	30 Jun	31 Mar	31 Dec
ASSETS						
Intangible fixed assets	128	**1,364**	1,267	1,083	1,199	545
Tangible fixed assets	2,410	**25,714**	26,290	25,828	25,058	21,967
Shares and participations	74	**795**	770	732	750	2,037
Inventories	745	**7,946**	8,719	8,902	9,319	7,467
Other receivables	1,083	**11,544**	12,008	12,272	11,685	12,508
Interest-bearing receivables	1,591	**16,969**	16,470	15,630	14,816	12,795
Liquid investments	385	**4,107**	3,100	3,350	3,307	3,581
Total assets	6,416	**68,439**	68,624	67,797	66,134	60,900
SHAREHOLDERS' EQUITY AND LIABILITIES						
Shareholders' equity	1,500	**15,995**	16,116	15,792	16,450	15,698
Provisions for pensions	196	**2,092**	2,014	1,941	1,922	1,929
Other provisions	429	**4,575**	4,137	4,124	3,892	4,071
Other liabilities	1,159	**12,365**	13,758	12,917	12,672	11,844
Borrowings	3,132	**33,412**	32,599	33,023	31,198	27,358
Total shareholders' equity and liabilities	6,416	**68,439**	68,624	67,797	66,134	60,900
Equity/assets ratio, %		**23.4**	23.5	23.3	24.9	25.8

- Translated solely for the convenience of the reader at a closing exchange rate of SEK 10.6675 = USD 1.00.

Statement of changes in shareholders' equity

Amounts in SEK m. unless otherwise stated	*USD m.**	**2001**	2000
Shareholders' equity, 1 January	*1,472*	**15,698**	13,548
Translation differences	*61*	**649**	470
Net income for the period	*98*	**1,048**	3,080
Dividends to shareholders	*-131*	**-1,400**	-1,400
Shareholders' equity, 31 December	*1,500*	**15,995**	15,698

- Translated solely for the convenience of the reader at a closing exchange rate of SEK 10.6675 = USD 1.00.

tatement of cash flow

nounts in SEK m.				2001					2000
less otherwise stated	*USD m.**	**2001**	2000	*USD m.**	**Q4**	Q3	Q 2	Q1	Q4
ısh from operating activities	*279*	**2,978**	4,951	*47*	**499**	628	622	1,229	1,558
ıange in working capital etc.	*178*	**1,895**	-416	*59*	**636**	1,127	371	-239	-1,032
ısh flow from operating activities	*457*	**4,873**	4,535	*106*	**1,135**	1,755	993	990	526
ət investments excluding acquisitions of ompanies	*-176*	**-1,878**	-1,521	*-48*	**-516**	-464	-479	-419	-413
ısh flow before acquisitions of ompanies	*281*	**2,995**	3,014	*58*	**619**	1,291	514	571	113
ət investment through acquisitions of ompanies	*-87*	**-929**	-457	*-3*	**-32**	-11	-27	-859	-424
ısh flow excluding customer inance operations	*194*	**2,066**	2,557	*55*	**587**	1,280	487	-288	-311
pansion in customer finance operations[13]	*-228*	**-2,428**	-2,444	*-72*	**-767**	-416	-503	-742	-528
ıange in net indebtedness including Customer finance operations	*-34*	**-362**	113	*-17*	**-180**	864	-16	-1,030	-839
ıange in indebtedness through nancing activities	*198*	**-2,119**	2,020	*114*	**1,219**	-1,098	1,387	611	-368
vidend to shareholders	*-131*	**-1,400**	-1,400	*0*	**0**	0	-1,400	0	0
ət change in liquid assets and short-term ıvestments	*33*	**357**	733	*97*	**1,039**	-234	-29	-419	-1,207
fect of exchange rate fluctuations on liquid ssets and short-term investments	*16*	**169**	138	*-3*	**-32**	-16	72	145	-10
quid assets and short-term investments at eginning of period	*336*	**3,581**	2,710	*291*	**3,100**	3,350	3,307	3,581	4,798
quid assets and short-term investments at nd of period	*385*	**4,107**	3,581	*385*	**4,107**	3,100	3,350	3,307	3,581

cluding allocated acquisition value of the customer finance operations of Beers.

anslated solely for the convenience of the reader at a closing exchange rate of SEK 10.6675 = USD 1.00.

Number of employees

	2001				2000
	31 Dec	30 Sep	30 Jun	31 Mar	31 Dec
Production companies	**13,321**	13,587	13,698	13,963	14,093
Commercial companies	**10,583**	10,499	10,478	10,428	9,391
European operations	**23,904**	24,086	24,176	24,391	23,484
Latin American operations	**4,199**	4,269	4,246	4,160	3,688
Customer finance companies	**239**	235	230	219	194
Total number of employees	**28,342**	28,590	28,652	28,770	27,366